Exhibit 99.2
NICE Launches the Industry’s First Mobile Workforce
Optimization Suite

NICE’s WFO suite offers managers and employees new mobile capabilities which drives higher engagement in today’s work environment

RA’ANANA, ISRAEL, October 11, 2012, NICE Systems (NASDAQ: NICE) today announced the industry’s first mobile workforce optimization suite, which enables customer service managers and employees access to operational and personal data at any time, from anywhere, using their mobile phone or tablet. This set of applications falls in line with NICE’s vision for the engaged enterprise, helping to facilitate an atmosphere and business operation where employees interact in a more social and engaging manner for enhanced customer service and a better work environment.

The comprehensive mobile WFO suite enables managers to oversee and maintain control of operational metrics and activities in real time, regardless of their physical location. Using their mobile device, they can accomplish multiple tasks, including monitoring employee performance across KPIs (key performance indicators) and providing coaching where necessary to drive improvements. They can also perform scheduling changes, respond to time-off requests and approve or contest commissions and rewards. These mobile capabilities allow faster responses to employee, customer, and market demands, saving valuable management time and increasing employee satisfaction.

The NICE mobile WFO suite also gives employees control over their scheduling requests and access to their development plans, performance statistics and variable pay. This improves employee satisfaction and productivity by empowering them to take more ownership of their performance overall.

The latest innovation in NICE’s mobile WFO capabilities is NICE Manager On-the-Go. With this tablet application, contact center managers can involve themselves in all ongoing interactions in real time, including monitoring service calls, viewing the status of their agents, understanding what is being discussed, observing customer sentiment, and identifying interactions that warrant their intervention. Managers can also intervene through conferencing or chat in order to help employees satisfy customers and shape interactions as they happen. All of this can be done while away from their workstation, allowing managers to be mobile within the contact center and to engage with agents as needed in order to resolve issues.

For example, an inexperienced agent is in the midst of a billing dispute with a VIP customer. As soon as the customer raises his voice, the system sends an alert to the front line manager, who’s away from her desk. Taking all of the parameters into consideration, the manager then decides to listen in on the conversation, guides the agents via chat, and can even conference into the call if needed.

“It’s critical to enable customer service managers and employees the flexibility to use our solutions regardless of their location,” said Yochai Rozenblat, President of the NICE Enterprise Group. “For the first time, managers can basically hold contact center operations in their hands and can take the immediate steps necessary to shape their operations in real time to assure customer satisfaction. In today’s empowered work environment, all enterprise applications should provide these capabilities.”

To read more about NICE’s vision for the engaged enterprise and the significance of mobile devices, go to: http://www.nice.com/sites/default/files/the_engaged_enterprise_-_empowering_employees_through_mobile_devices.pdf

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.